UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2016

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

This report on Form 6-K contains an Information Statement dated 8 August 2016 in relation to the proposed Scheme of Arrangement of Cairn India Limited and Vedanta Limited and their respective shareholders and creditors. This Information Statement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Ex-99.1 Information Statement in relation to the proposed Scheme of Arrangement of Cairn India Limited and Vedanta Limited and their respective shareholders and creditors.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2016

VEDANTA LIMITED

By:	/s/ Dindayal Jalan
Name:	Dindayal Jalan
Title:	Whole-Time Director & Chief Financial Officer